SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35175; 812-15524

Venerable Insurance and Annuity Company, et al.

April 24, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Act").

Summary of Application: Applicants request an order pursuant to Section 6(c) of the Act exempting them from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 under the Act to the extent necessary to permit Applicants, under specified circumstances, to recapture certain bonus credits applied to purchase payments with respect to certain deferred annuity contracts issued by Venerable Insurance and Annuity Company.

Applicants: Venerable Insurance and Annuity Company, Separate Account EQ of Venerable Insurance and Annuity Company, and Directed Services LLC.

Filing Dates: The application was filed on November 20, 2023, and amended on March 6, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 20, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: J. Neil McMurdie, neil.mcmurdie@venerable.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended application, dated March 6, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.